UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. )*

Biodesix, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

09075X108
(CUSIP Number)

Arthur McMahon, III, Esq.
Taft Stettinius & Hollister LLP
425 Walnut Street, Suite 1800
Cincinnati, OH 45202
(513) 357-9607
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 3, 2023
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No: 09075X108	SCHEDULE 13D	Page 2 of 10 pages
1	NAMES OF REPORTING PERSONS
Lawrence T. Kennedy, Jr. Revocable Trust UAD 6/19/01

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Ohio

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
9,148,889

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
9,148,889

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
9,148,889

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
12.0% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

1.
This percentage is based on a total of 76,495,568 Shares (as defined herein) outstanding immediately after the closing of the Issuer’s follow-on offering and related private placement of Shares on November 21, 2022, as provided by the Issuer.

CUSIP No: 09075X108	SCHEDULE 13D	Page 3 of 10 pages
1	NAMES OF REPORTING PERSONS
Lawrence T. Kennedy, Jr. Perpetuity Trust UAD 6/30/16

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
4,355,914

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
4,355,914

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,355,914

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.7% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

1.
This percentage is based on a total of 76,495,568 Shares outstanding immediately after the closing of the Issuer’s follow-on offering and related private placement of Shares on November 21, 2022, as provided by the Issuer.

CUSIP No: 09075X108	SCHEDULE 13D	Page 4 of 10 pages
1	NAMES OF REPORTING PERSONS
KFDI-B LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
166,666

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
166,666

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
166,666

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.2% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

1.
This percentage is based on a total of 76,495,568 Shares outstanding immediately after the closing of the Issuer’s follow-on offering and related private placement of Shares on November 21, 2022, as provided by the Issuer.

CUSIP No: 09075X108	SCHEDULE 13D	Page 5 of 10 pages
1	NAMES OF REPORTING PERSONS
Lair BDSX GRAT 2022-3.2

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
1,155,935

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
1,155,935

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,155,935

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.5% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

1.
This percentage is based on a total of 76,495,568 Shares outstanding immediately after the closing of the Issuer’s follow-on offering and related private placement of Shares on November 21, 2022, as provided by the Issuer.

CUSIP No: 09075X108	SCHEDULE 13D	Page 6 of 10 pages
1	NAMES OF REPORTING PERSONS
Lawrence T. Kennedy, Jr.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
18,272 (1)

	8	SHARED VOTING POWER
14,827,404

	9	SOLE DISPOSITIVE POWER
18,272 (1)

	10	SHARED DISPOSITIVE POWER
14,827,404

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
14,845,676 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
19.4% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

1.	This amount includes 18,272 Shares that the Reporting Person has the right to acquire within 60 days of the date of this filing.
2.
This percentage is based on a total of 76,495,568 Shares outstanding immediately after the closing of the Issuer’s follow-on offering and related private placement of Shares on November 21, 2022, as provided by the Issuer, plus 18,272 Shares that the Reporting Person has the right to acquire within 60 days of the date of this filing.

CUSIP No: 09075X108	SCHEDULE 13D	Page 7 of 10 pages
Explanatory Note: The Reporting Persons previously reported beneficial ownership of the Shares (as defined herein) on a Schedule 13G, filed most recently on November 30, 2022, pursuant to the provisions of Rule 13d-1(c) under the Act. This Statement on Schedule 13D is being filed because, effective January 3, 2023, the Reporting Persons no longer qualify to file on Schedule 13G pursuant to Rule 13d-1(c), as a result of Mr. Kennedy’s appointment to the board of directors of the Issuer. As such, the Reporting Persons are filing this Schedule 13D pursuant to Rule 13d-1(e) under the Act.

Item 1.	Security and Issuer

This Schedule 13D relates to the common stock, par value $0.001 per share (the “Shares”), of Biodesix, Inc. (the “Issuer”), whose principal executive offices are located at 2970 Wilderness Place, Suite 100, Boulder, Colorado 80301.

Item 2.	Identity and Background

(a-c,f) This Schedule 13D is filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

i.	Lawrence T. Kennedy, Jr. Revocable Trust UAD 6/19/01 (the “Revocable Trust”),
ii.	Lawrence T. Kennedy, Jr. Perpetuity Trust UAD 6/30/16 (the “Perpetuity Trust”),
iii.	KFDI-B, LLC (“KFDI-B”),
iv.	Lair BDSX GRAT 2022-3.2 (the “GRAT Trust”), and
v.	Lawrence T. Kennedy, Jr. (“Mr. Kennedy”).

Mr. Kennedy is a United States citizen, and is a private investor and a member of the Issuer’s board of directors (the “Board”). The Revocable Trust is organized under the laws of the State of Ohio, and Mr. Kennedy serves as sole trustee to the Revocable Trust. The Perpetuity Trust is organized under the laws of the State of Delaware, and Mr. Kennedy serves as investment direction advisor to the Perpetuity Trust. KFDI-B is organized under the laws of the State of Delaware, and Mr. Kennedy serves as manager of KFDI-B. The GRAT Trust is organized under the laws of the State of Delaware, and Mr. Kennedy serves as trustee to the GRAT Trust.

The principal address of each of the Reporting Persons is 1700 Madison Road, Suite 200, Cincinnati, Ohio, 45206.

(d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

Prior to, in connection with, and subsequent to the Issuer’s initial public offering (the “IPO”), Mr. Kennedy, directly and indirectly through the Revocable Trust, the Perpetuity Trust and KFDI-B, participated in privately-negotiated transactions and equity financings involving Issuer securities, as described below. The following numbers reflect the 0.1684664-for-1 reverse stock split effected on the Shares on October 19, 2020.

Prior to the IPO, the Revocable Trust and the Perpetuity Trust acquired, in a series of transactions, an aggregate of 6,597,236 of the Issuer’s shares of the Issuer’s Series G Preferred Stock and Series H Preferred Stock (collectively, the "Preferred Stock") for an aggregate purchase price of approximately $5,986,821: the Revocable Trust acquired 4,594,651 shares of Preferred Stock and the Perpetuity Trust acquired 2,002,585 shares of Preferred Stock. Each of these shares of Preferred Stock converted into a Share at a conversion rate of 0.1684664 at the closing of the IPO for no additional consideration, for an aggregate 1,111,412 Shares: the Revocable Trust acquired 774,044 Shares and the Perpetuity Trust acquired 337,368 Shares.

Prior to the IPO, the Perpetuity Trust acquired $1,885,111.95 principal of the Issuer’s 3% Convertible Debt, due June 30, 2021. The 3% Convertible Debt paid interest at 3% per annum. Upon closing of the IPO, the outstanding principal and unpaid accrued interest on the Perpetuity Trust’s 3% Convertible Debt automatically converted into an aggregate 133,689 Shares at a conversion price of $14.40, or 80% of the $18 IPO price per Share.

In connection with the closing of the Issuer’s IPO on October 30, 2020, KFDI-B purchased 166,666 Shares at the IPO price of $18 per Share.

On December 30, 2021, the Revocable Trust purchased 850,917 Shares and the Perpetuity Trust purchased 298,508 Shares, each at a price of $4.35 per Share, in a registered at-the-market offering, for an aggregate purchase price of $4,999,998.75.

CUSIP No: 09075X108	SCHEDULE 13D	Page 8 of 10 pages
On March 4, 2022, 1,624,961 Shares previously held by the Revocable Trust were transferred to the GRAT Trust.

On April 7, 2022, the Reporting Persons entered into a subscription agreement with the Issuer, pursuant to which the Revocable Trust agreed to purchase 418,994 Shares and the Perpetuity Trust agreed to purchase 977,653 Shares, each at a price of $1.79 per Share.

On September 27, 2022, 469,026 Shares previously held by the GRAT Trust were transferred back to the Revocable Trust as an annuity payment.

On November 21, 2022, the Revocable Trust purchased 8,260,869 Shares and the Perpetuity Trust purchased 2,608,696 Shares, each at a price of $1.15 per Share, in a registered underwritten follow-on offering by the Issuer.

On January 3, 2023, in connection with the appointment of Mr. Kennedy to the Issuer’s Board, Mr. Kennedy was awarded for no additional consideration:

(i)
27,408 restricted stock units (“RSUs”), each one of which represents a contingent right to receive one Share, which will vest in full on March 31, 2023, generally subject to Mr. Kennedy’s continued service on the Issuer's Board. The Shares underlying these RSUs will be issued to Mr. Kennedy following Mr. Kennedy’s separation from service to the Issuer. In the event Mr. Kennedy’s continued service on the Board terminates other than for cause, these RSUs will vest on a prorated basis based on the number of full months of service Mr. Kennedy completed during the applicable vesting period. Accordingly, within 60 days of the date of this filing, a total of 18,272 of these RSUs would vest on a prorated basis if Mr. Kennedy’s continued service were to terminate other than for cause; the remaining 9,136 RSUs that would not vest within 60 days of the date of this filing have been omitted from Mr. Kennedy’s beneficial ownership as reported herein.

(ii)
91,463 RSUs that will vest in full on January 3, 2024, generally subject to Mr. Kennedy’s continued service on the Issuer's Board. The Shares underlying these RSUs will be issued to Mr. Kennedy following Mr. Kennedy’s separation from service to the Issuer. Accordingly, for purposes of this Schedule 13D filing, the 91,463 RSUs that would not vest within 60 days of the date of this filing have been omitted from Mr. Kennedy’s beneficial ownership as reported herein.

(iii)
a stock option representing the right to acquire 124,998 Shares at an exercise price of $2.05, which vests 40% on January 3, 2025, and the remaining 60% in 36 successive, equal monthly installments measured from January 3, 2025, generally subject to Mr. Kennedy’s continued service on the Issuer's Board. Accordingly, for purposes of this Schedule 13D filing, the 124,998 Shares that would not be acquired upon the exercise of this option within 60 days of the date of this filing have been omitted from Mr. Kennedy’s beneficial ownership as reported herein.

The Shares reported herein were acquired using personal funds of the Reporting Persons.

Item 4.	Purpose of Transaction

The response to Item 3 of this Schedule 13D is incorporated by reference herein.

The Reporting Persons hold their securities of the Issuer for investment purposes in the ordinary course of their business of investing in securities for their own accounts.  Mr. Kennedy has served as a director on the Issuer’s Board since January 3, 2023.  In such capacity, Mr. Kennedy may engage in communications with the Board, members of management, other shareholders, financial and legal advisers and other parties regarding the Issuer, including but not limited to its operations, governance and control.

The Reporting Persons expect to review from time to time their investment in the Issuer and may, depending on the market and other conditions and subject to applicable law: (i) acquire beneficial ownership of additional Shares in the open market, in privately negotiated transactions or otherwise; (ii) dispose of all or part of their holdings of securities of the Issuer; or (iii) take other actions which could involve one or more of the types of transactions or have one or more of the results described in Item 4 of Schedule 13D.

Except as set forth herein, the Reporting Persons do not have any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

CUSIP No: 09075X108	SCHEDULE 13D	Page 9 of 10 pages
Item 5.	Interest in Securities of the Issuer

(a, b) As of the date hereof, Mr. Kennedy may be deemed to beneficially own, in the aggregate, 14,845,676 Shares, which represents approximately 19.4% of the Shares outstanding.

Mr. Kennedy’s beneficial ownership consists of (1) 18,272 Shares that Mr. Kennedy has the right to acquire upon vesting and settlement of RSUs within 60 days of the date of this filing, (2) 9,148,889 Shares held directly by the Revocable Trust, which represents approximately 12.0% of the Shares outstanding, (3) 4,355,914 Shares held directly by the Perpetuity Trust, which represents approximately 5.7% of the Shares outstanding, (4) 166,666 Shares held directly by KFDI-B, which represents approximately 0.2% of the Shares outstanding, and (5) 1,155,935 Shares held directly by the GRAT Trust, which represents approximately 1.5% of the Shares outstanding.

The foregoing beneficial ownership percentages are based on a total of 76,495,568 Shares outstanding immediately after the closing of the Issuer’s follow-on offering and related private placement of Shares on November 21, 2022, as provided by the Issuer, plus, for purposes of calculating Mr. Kennedy’s beneficial ownership percentage, 18,272 Shares that Mr. Kennedy has the right to acquire within 60 days of the date of this filing.

As sole trustee of the Revocable Trust, investment direction advisor of the Perpetuity Trust, manager of KFDI-B, and trustee of the GRAT Trust, Mr. Kennedy shares with each of the Revocable Trust, the Perpetuity Trust, KFDI-B and the GRAT Trust the power to vote or direct the vote, and the power to dispose or direct the disposition of, the Shares beneficially owned by each of the Revocable Trust, the Perpetuity Trust, KFDI-B and the GRAT Trust.

(c) The response to Item 3 is incorporated by reference herein.  Except as set forth in this Schedule 13D, no transactions in the Shares have been effected by the Reporting Persons within the past 60 days.

(d) Mr. Kennedy’s descendants have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares held directly by the Perpetuity Trust, KFDI-B and the GRAT Trust. Except as set forth in this Schedule 13D, to the knowledge of the Reporting Persons, no other person had the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares covered by this Schedule 13D.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The responses to Item 3 and Item 4 of this Schedule 13D are incorporated by reference herein.

Except as otherwise set forth in this Schedule 13D, there are no contracts, arrangements, understandings or relationships between the Reporting Persons and any other person with respect to any securities of the Issuer.

Item 7.	Material to be Filed as Exhibits

Exhibit 1
Joint Filing Agreement, dated as of January 13, 2023, by and among Lawrence T. Kennedy, Jr. Revocable Trust UAD 6/19/01, Lawrence T. Kennedy, Jr. Perpetuity Trust UAD 6/30/16, KFDI-B LLC, Lair BDSX GRAT 2022-3.2 and Lawrence T. Kennedy, Jr.

CUSIP No: 09075X108	SCHEDULE 13D	Page 10 of 10 pages
SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

LAWRENCE T. KENNEDY, JR. REVOCABLE TRUST UAD 6/19/01

By: /s/ Lawrence T. Kennedy, Jr.
Name: Lawrence T. Kennedy, Jr.
Title: Trustee

LAWRENCE T. KENNEDY, JR. PERPETUITY TRUST UAD 6/30/16

By: /s/ Susan Callahan
Name: Susan Callahan
Title: Bryn Mawr Trust Company of Delaware, Trustee

LAIR BDSX GRAT 2022-3.2

By: /s/ Lawrence T. Kennedy, Jr.
Name: Lawrence T. Kennedy, Jr.
Title: Trustee

KFDI-B LLC

By: /s/ Lawrence T. Kennedy, Jr.
Name: Lawrence T. Kennedy, Jr.
Title: Manager

Lawrence T. Kennedy, Jr.

/s/ Lawrence T. Kennedy, Jr.

January 13, 2023

Attention: Intentional misstatements or omissions of fact constitute federal violations (see 18 U.S.C. 1001).